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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              ALLTRISTA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    020040101
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                      (CUSIP Number of Class of Securities)

                            Marlin Partners II, L.P.
                            Attn: Martin E. Franklin
                           555 Theodore Fremd Avenue,
                                  Suite B-302,
                                  Rye, NY 10580
                                  (914)967-9400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             William J. Grant, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  July 27, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 020040101                                            Page 2 of 6 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marlin Partners II, L.P.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                575,700

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

 NUMBER OF                      0
  SHARES
BENEFICIALLY          --------- ------------------------------------------------
  OWNED BY               9      SOLE DISPOSITIVE POWER
   EACH
 REPORTING                      575,700
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            575,700

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.13%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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     This Amendment No. 3 to Schedule 13D is being filed by the Reporting Person solely to report a change in the purpose for which the Reporting Person holds shares of Common Stock (as defined herein), and is being filed pursuant to Rule 13d-2 under the Securities and Exchange Act of 1934, as amended. There has been no change in the number of shares of Common Stock held by the Reporting Person since the filing of Amendment No. 2 to the Schedule 13D, dated May 17, 2000. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

Item 1. Security and Issuer.

     This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, no par value (the "Common Stock"), of Alltrista Corporation, an Indiana corporation (the "Company"). This Amendment No. 3 amends the initial statement (the "Initial Statement") on Schedule 13D dated January 5, 2000, as amended. The principal executive offices of the Company are located in 5875 Castle Creek Parkway, North Drive, Suite 440, Indianapolis, Indiana 46250.

Item 4. Interest in Securities of the Issuer.

     Item 4 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:


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     On May 26, 2000, following the Reporting Person's proposal dated May 12,
2000, the Board announced that it would pursue strategic alternatives to enhance shareholder value and retained Bear Stearns to assist in that regard. From time to time, the Reporting Person has discussed with the management of the Company strategic alternatives to increase shareholder value.

     In light of the Company's apparent lack of progress to enhance shareholder value, by letter dated July 27, 2000, Mr. Franklin offered to perform a due diligence of the Company on a non-exclusive basis with a view to making an unconditional offer to purchase the Company within six weeks of commencing due diligence. A copy of the letter setting forth the Reporting Person's offer is filed as Exhibit B to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

     Item 7 of Schedule 13D is hereby amended by adding the following paragraph to the end of such item:

     EXHIBIT B   Letter, dated July 27, 2000.


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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2000                    MARLIN PARTNERS II, L.P.

                                        By: Marlin Management,
                                            L.L.C., its General
                                            Partner

                                        By: /s/ Martin E. Franklin
                                            ------------------------------
                                            Name:  Martin E. Franklin
                                            Title: Managing Member


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